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                              March 12, 2024

       Michelle Plummer
       Chief Financial Officer and Chief Operating Officer
       Greene County Bancorp, Inc.
       302 Main Street
       Catskill, NY 12414

                                                        Re: Greene County
Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Form 10-Q for the
Fiscal Quarter Ended December 31, 2023
                                                            File No. 000-25165

       Dear Michelle Plummer:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Overview
       Loan Portfolio Composition, page 27

   1. We note the tabular disclosure on page 27 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by separately presenting the components of the
portfolio by key borrower type (e.g., by office, hotel, multifamily, etc.)
                                                        as well as whether the
loans are owner occupied or not. Also, to the extent that there are geographic
concentrations and other material characteristics (e.g., current weighted average and/or range of
loan-to-value ratios, occupancy rates, etc.) material to an
                                                        investor   s
understanding of your CRE loan portfolio, include those details in future filings. Finally,
revise to describe the specific details of any risk management policies, procedures or other
actions undertaken by management in response to the current
                                                        environment.
 Michelle Plummer
Greene County Bancorp, Inc.
March 12, 2024
Page 2
Form 10-Q for the Fiscal Quarter Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operation
Deposits, page 38

2. Please enhance your deposit disclosures in future filings to address the items below.
             Enhance your quantitative and qualitative disclosures regarding uninsured deposits, collateral amounts (if any), and collateral type and providers (you or external parties, and, if you, why you provide such collateral), if applicable. Include additional qualitative and quantitative information regarding the composition
             of your deposit base (e.g., significant depositor types, industries, etc.).
             Discuss, when appropriate, any material changes to your deposit base or deposit mix, including disclosures about change drivers and whether and how such changes result in material increase or decrease of liquidity or funding costs.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNameMichelle Plummer                             Sincerely,
Comapany NameGreene County Bancorp, Inc.
                                                               Division of
Corporation Finance
March 12, 2024 Page 2                                          Office of
Finance
FirstName LastName